Exhibit 99.1

SIMPPLE Ltd. Launches New Multi-Functional Robot “Orion”, as part of its expansion line-up of SIMPPLE Robotics, spearheading change within integrated facility operations

Singapore, April 10, 2025 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management (FM) sector, , today announced the launch of its latest innovation in robotics – brand-named Orion, a multi-functional robot equipped with real-time security surveillance, on-demand digital concierge support, and intelligent spot cleaning and sweeping capabilities. SIMPPLE’s Orion robot made its official debut at Kings Club, Melbourne. The private launch event, which takes place today and tomorrow, was jointly facilitated by Melbourne-based property management firm Above OCM and technology integrator Australian Robot Technology. Clients and partners of Above OCM and Australian Robot Technology were invited to witness the launch of SIMPPLE’s multi-functional robots (Gemini and Orion) in Australia.

“With increasing pressure for buildings to become safer, smarter, and more environmentally friendly, the development and launch of Orion could not be more timely. Today’s announcement underscores our commitment to innovation in the field of service robotics, delivering fit-for-purpose robotic solutions that enhance operational efficiency and cover multi-faceted integrated capabilities,” said SIMPPLE chief executive officer Norman Schroeder. “Like Gemini, Orion is the next evolution in autonomous building operations and fits well into the range of SIMPPLE Robotics line-up.”

The new Orion robot combines intelligence and safety, equipped with advanced dual compute modules housed within its modular head and robot body, delivering powerful Artificial Intelligence (A.I.) performance across both security surveillance and cleaning functions. It can also operate independently or integrate seamlessly with existing CCTV systems, allowing facilities to extend their surveillance coverage while reducing operational costs. Through its 32-beam 3D LiDAR and precision navigation, Orion can operate effectively in high-density areas while performing a variety of functions to support building service operators.

“After extensive global research, including significant time spent in Singapore studying SIMPPLE’s advanced technological capabilities, we together with Australian Robot Technology are proud to be part of the launch of Gemini and Orion robots in Australia,” said Simon Saint-John, Director of Above OCM. “Being able to integrate different facility functions and technology assets on a single platform like SIMPPLE is amazing. We see tremendous benefits deploying such robotic solutions in residential settings, to complement our staff and promote a cleaner and more secure environment for us all in Melbourne.”

According to Norman, “Being supported by Above OCM and Australian Robot Technology to launch our revolutionary multi-functional robots in Australia is definitely a meaningful milestone for us to showcase our innovative technologies in Australia and represents an exciting step in our international expansion with forward-thinking industry stakeholders to help them achieve their goals through A.I. robotics and automation.”

Today’s announcement follows the Company’s release on October 16, 2024, detailing the launch and sale of 3-in-1 multifunctional Gemini robots for Singapore, Malaysia, and Thailand markets aggregating $1.0 million.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com